Exhibit 3.1

AMENDMENT NO. 2
TO
SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
SANCHEZ MIDSTREAM PARTNERS LP

This Amendment No. 2 (this “Amendment”) to Second Amended and Restated Agreement of Limited Partnership of Sanchez Midstream Partners LP (f/k/a Sanchez Production Partners LP), a Delaware limited partnership (the “Partnership”), dated as of October 14, 2015 (as amended, the “Partnership Agreement”), is entered into effective as of August 9, 2017 by Sanchez Midstream Partners GP LLC (f/k/a Sanchez Production Partners GP LLC), as the general partner of the Partnership (the “General Partner”), pursuant to Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

RECITALS

WHEREAS, on October 14, 2015, the Partnership issued Class B Preferred Units;

WHEREAS, pursuant to Section 5.10(c)(iii) of the Partnership Agreement, the Partnership  is required to satisfy a financial covenant prior to making any distributions on Junior Securities or Parity Securities;

WHEREAS, the Partnership and the Class B Preferred Holders desire to amend and clarify the calculation of such financial covenant, and the Partnership desires to make certain tax-related updates to the Partnership Agreement;

WHEREAS, Section 13.1 of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partners, may amend the Partnership Agreement in certain circumstances; and

WHEREAS, the Class B Preferred Holder has consented to the amendments provided in this Amendment;

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the General Partner does hereby amend the Partnership Agreement as follows:

A.Amendments.  The Partnership Agreement is hereby amended as follows:

1.The Partnership Agreement is hereby amended to change all references to “Sanchez Production Partners LP” appearing therein to the following:  “Sanchez Midstream Partners LP”.

2.The Partnership Agreement is hereby amended to change all references to “Sanchez Production Partners GP LLC” appearing therein to the following:  “Sanchez Midstream Partners GP LLC”.

3.Section 1.1 of the Partnership Agreement is hereby amended by inserting the following definition in the applicable alphabetical order therein:

“Modified EBITDA” means, with respect to an applicable Quarter, an amount equal to (A) such Quarter’s net income (loss), minus (B) the amount of cash distributions made by the Partnership with respect to such Quarter on account of Common Units issued since January 1, 2017 pursuant to the Shared Services Agreement, plus (minus) (C) (i) interest (income) expense, net (which includes interest expense, interest expense net (gain) loss on interest rate derivative contracts, and interest (income)); (ii) income tax expense (benefit); (iii) depreciation, depletion and amortization; (iv) asset impairments; (v) accretion expense; (vi) (gain) loss on sale of assets; (vii) unit-based compensation programs; (viii) unit-based asset management fees; (ix) distributions in excess of equity earnings; (x) (gain) loss on mark-to-market activities; (xi) commodity derivatives settlements applied to future positions; and (xii) (gain) loss on embedded derivatives.

4.Section 1.1 of the Partnership Agreement is hereby further amended to amend and restate the definition of “Shared Services Agreement” appearing therein to read as follows:

“Shared Services Agreement” means that certain Amended and Restated Shared Services Agreement between SP Holdings, LLC and the Partnership dated March 6, 2015, as amended, restated or otherwise modified from time to time.

5.Section 5.10(c)(iii) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

(iii)Unless Modified EBITDA for the applicable Quarter equals at least 1.65 times the sum of (i) the aggregate cash component of such Class B Preferred Quarterly Distribution for such Quarter and (ii) the aggregate cash component, if any, of the Class A Preferred Quarterly Distribution for such Quarter, the Partnership shall not, without the consent of the Class B Preferred Holders holding a majority of the outstanding Class B Preferred Units, be permitted to, and shall not, declare or make with respect to such Quarter (A) any cash distributions in respect of any Junior Securities or (B) any cash distributions in respect of any Parity Securities.

6.Section 9.3 of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

Section 9.3Tax Controversies.  Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015) and the “partnership representative” (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as “partnership representative,” the General Partner shall exercise, in its sole discretion, any and all authority of the “partnership representative” under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings. Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the General Partner if the Partnership has either (a) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (b) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available. The General Partner may amend the provisions of this Agreement as determined appropriate in order to minimize the potential U.S. federal and state or local income tax consequences to current and former Limited Partners, and for the proper administration of the Partnership, upon any amendment to the provisions of Subchapter C of Chapter 63 of Subtitle A of the Code, as enacted by the Bipartisan Budget Act of 2015, or the promulgation of regulations or publication of other administrative guidance thereunder.

B.Agreement in Effect.  Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.Applicable Law.  This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D.Severability.  Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Amendment has been executed as of the effective date written above.

GENERAL PARTNER:

SANCHEZ MIDSTREAM PARTNERS GP LLC

By:	/s/ Charles C. Ward
Name:	Charles C. Ward
Title:	Chief Financial Officer